   UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 17 August 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

HARMONY REPORTS 35% INCREASE IN HEADLINE EARNINGS; DECLARES DIVIDEND

Johannesburg: Thursday, 17 August 2017. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) today announced its results for the year ended 30 June 2017 (FY17).

Key features – year on year
●
Milestone fatality free quarter achieved during the June 2017 quarter; annual fatality rates improved
●
Met production guidance for a second consecutive year; underground grade increased for fifth consecutive year to 5.07g/t
●
35% increase in headline earnings per share (HEPS) of 298 SA cents (47% to 22 US cents)
●
Continue to secure cash margins through a successful hedging strategy, realising gains of R1 747 million (US$128 million)
●
18% reduction in net debt to R887 million (8% to US$68 million)
●
Growing ounces - acquired full ownership of Hidden Valley – stages 5 and 6 investment on track
●
Sustainable and inclusive solutions sought to address silicosis claims
●
Declared a final dividend for the financial year of 35 SA cents(3 US cents)

“Production is safer and more predictable, grade management is disciplined, production delivery exceeds guidance, operations are generating operational free cash flow and the hedging strategy secures cash margins. Combined with Harmony’s low net debt compared to peers and its excellent growth opportunities, Harmony continues to have a strong investment case.
Our priorities are to grow our ounces and to pay dividends from profits”, Peter Steenkamp, chief executive officer of Harmony said.

Focused exploration targets, unlocking the value of Golpu and identifying value accretive acquisitions remain key in improving the quality of Harmony’s assets, driving down costs and achieving its aspiration of being a 1.5 Moz producer in financial year 2019. In FY17 the Company obtained 100% ownership in Hidden Valley (180 000oz per annum) and commenced with its Central Plant reclamation project
(15 000oz per annum).

Please refer to our presentation and results booklet that were released today for further details on our strategy and our financial results for the financial year ended 30 June 2017 (www.harmony.co.za).

For more details contact:
Lauren Fourie
Investor Relations Manager
+27 (0) 071 607 1498 (mobile)

Or

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 082 888 1242 (mobile)

17 August 2017
Sponsor:

J.P. Morgan Equities South Africa Proprietary Limited.
Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: 17 August 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director